UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-1169

VOLUNTARY INVESTMENT PROGRAM FOR HOURLY EMPLOYEES OF LATROBE STEEL COMPANY
(Full title of the Plan)

THE TIMKEN COMPANY, 4500 Mt. Pleasant St., NW,
North Canton, OH 44720-5450
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Unaudited Financial Statements
December 31, 2013 and 2012, and
Year Ended December 31, 2013

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Statements of Net Assets Available for Benefits
(unaudited)

	December 31,
Assets	2013	2012
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$1,684,097	$1,911,033
Total assets reflecting investments at fair value	1,684,097	1,911,033

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	(57)	(4,479)
Net assets available for benefits	$1,684,040	$1,906,554

See accompanying notes.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
(unaudited)

Additions
Investment income:
Net investment gain form The Master Trust Agreement for The Timken Company Defined Contribution Plans	$360,151
360,151
Deductions
Benefits paid directly to participants	582,665
Total deductions	582,665
Net decrease	(222,514)
Net assets available for benefits:
Beginning of year	1,906,554
End of year	$1,684,040

See accompanying notes.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (unaudited)
December 31, 2013 and 2012, and Year
Ending December 31, 2013

1. Description of the Plan
The following description of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company (the Plan) provides only general information. Participants should refer to the 2002 401(k) Agreement Between Timken Latrobe Steel and the United Steelworkers of America AFL-CIO (2002 401(k) Agreement) for a more complete description of the Plan’s provisions.

General
Effective December 8, 2006, The Timken Company (Timken) sold Latrobe Steel Company (the Company). As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company and the Plan will no longer have any new participants or contributions. However, The Timken Company, the Plan Administrator, will continue to sponsor the Plan for those participants who have elected not to transfer their accounts to another plan. The Plan is a defined contribution plan which covered hourly employees of the Company who were represented by the United Steelworkers of America (USWA). Employees of the Company became eligible to participate in the Plan upon completion of the eligibility requirements under the 2002 Insurance Agreement and upon completion of 1,000 hours of service within a twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the provisions of the Plan, participants were able to contribute up to 15% of gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants were also able to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions were provided under the Plan. Upon enrollment, a participant could direct his or her contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account changes daily through an automated telecommunication system and through the Internet.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined.

Participants were able to elect to have their dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Vesting
Participants vested immediately in their contributions plus actual earnings thereon.

Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years.

The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
As a result of their termination of service to The Timken Company due to the sale of Latrobe Steel Company, participants having a vested account balance greater than $1,000 were given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of their vested assets over a period of time not to exceed their life expectancy, or (iv) leaving their vested account balance in the Plan. Participants having a vested account balance less than $1,000 received a lump-sum amount equal to their vested account balance.

Participants electing to leave their vested assets in the Plan may do so until age 70 1/2 after which time the lump-sum or installment distribution options would apply.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Plan Termination
The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either Timken or the USWA shall notify the other party in writing that they desire to terminate the 2002 401(k) Agreement. The Plan may generally be amended by mutual consent of Timken and the USWA. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee), shall distribute to each participant the vested balance in their separate account.

2. Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Participant Notes Receivable
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the four other defined contribution plans sponsored by The Timken Company.

The Plan’s trustee maintains a collective investment trust of common shares of the Company in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2013 and 2012 was 0.12% and 0.15%, respectively.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

The following tables present the fair value of investments in the Master Trust and the Plan's percentage interest in each investment fund of the Master Trust:

	December 31, 2013
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective	Government and Agency Securities	Mortgage and Asset Backed Securities	Corporate Bonds	Wrap Contracts	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$2,272,411	$311,718,611	$—	$—	$—	$—	$—	$—	313,991,022	0.09%
Morgan Stanley Small Company Growth	—	—	26,341,600	—	—	—	—	—	26,341,600	0.00%
American Funds EuroPacific Growth	—	—	122,203,443	—	—	—	—	—	122,203,443	0.02%
American Funds Washington Mutual Investors	—	—	37,090,782	—	—	—	—	—	37,090,782	0.00%
American Beacon Small Cap Value	—	—	32,171,620	—	—	—	—	—	32,171,620	0.00%
Vanguard Target Retirement Income	—	—	25,366,044	—	—	—	—	—	25,366,044	0.03%
Vanguard Target Retirement 2015	—	—	74,178,696	—	—	—	—	—	74,178,696	0.02%
Vanguard Target Retirement 2025	—	—	49,463,045	—	—	—	—	—	49,463,045	0.00%
Vanguard Target Retirement 2035	—	—	42,757,483	—	—	—	—	—	42,757,483	0.03%
Vanguard Target Retirement 2045	—	—	20,055,670	—	—	—	—	—	20,055,670	0.02%
Vanguard Target Retirement 2020	—	—	14,424,622	—	—	—	—	—	14,424,622	0.00%
Vanguard Target Retirement 2030	—	—	6,253,997	—	—	—	—	—	6,253,997	0.10%
Vanguard Target Retirement 2040	—	—	2,596,672	—	—	—	—	—	2,596,672	0.00%
Vanguard Target Retirement 2050	—	—	2,152,852	—	—	—	—	—	2,152,852	0.00%
JPMorgan S&P 500 Index	—	—	—	40,380,646	—	—	—	—	40,380,646	2.21%
The Timken Company - JPM Bond Fund	—	—	—	7,415,239	24,596,335	66,456,847	18,282,643	—	116,751,064	0.12%
JPMorgan Equity Index	—	—	—	180,551,056	—	—	—	—	180,551,056	0.00%
Nuveen Winslow Large-Cap Growth	—	—	—	80,486,000	—	—	—	—	80,486,000	0.05%
SSgA Russell 2000-A Index	—	—	—	69,365,489	—	—	—	—	69,365,489	0.07%
	$2,272,411	$311,718,611	$455,056,526	$378,198,430	$24,596,335	$66,456,847	$18,282,643	$—	$1,256,581,803

JPMorgan Stable Value Fund:
JPMorgan Liquidity Fund	—	—	—	5,763,603	—	—	—	—	5,763,603
JPMorgan Intermediate Bond Fund	—	—	—	184,514,113	—	—	—	—	184,514,113
Wrapper Value	—	—	—	—	—	—	—	45,074	45,074
Adjustment from fair value to contract value	—	—	—	(51,241)	—	—	—	—	(51,241)
	$—	$—	$—	$190,226,475	$—	$—	$—	$45,074	$190,271,549	0.11%

Net Assets of Master Trust	$2,272,411	$311,718,611	$455,056,526	$568,424,905	$24,596,335	$66,456,847	$18,282,643	$45,074	$1,446,853,352	0.12%

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

	December 31, 2012
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective	Government and Agency Securities	Mortgage and Asset Backed Securities	Corporate Bonds	Wrap Contracts	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$1,576,982	$319,117,974	$—	$—	$—	$—	$—	$—	$320,694,956	0.13%
Morgan Stanley Small Company Growth	—	—	14,814,070	—	—	—	—	—	14,814,070	0.00%
American Funds EuroPacific Growth	—	—	89,314,155	—	—	—	—	—	89,314,155	0.03%
American Funds Washington Mutual Investors	—	—	22,783,272	—	—	—	—	—	22,783,272	0.00%
American Beacon Small Cap Value	—	—	22,868,397	—	—	—	—	—	22,868,397	0.00%
Vanguard Target Retirement Income	—	—	23,368,634	—	—	—	—	—	23,368,634	0.03%
Vanguard Target Retirement 2015	—	—	70,820,300	—	—	—	—	—	70,820,300	0.02%
Vanguard Target Retirement 2025	—	—	38,937,796	—	—	—	—	—	38,937,796	0.00%
Vanguard Target Retirement 2035	—	—	35,355,304	—	—	—	—	—	35,355,304	0.03%
Vanguard Target Retirement 2045	—	—	16,125,154	—	—	—	—	—	16,125,154	0.02%
Vanguard Target Retirement 2020	—	—	6,806,720	—	—	—	—	—	6,806,720	0.00%
Vanguard Target Retirement 2030	—	—	2,645,284	—	—	—	—	—	2,645,284	0.00%
Vanguard Target Retirement 2040	—	—	1,665,490	—	—	—	—	—	1,665,490	0.00%
Vanguard Target Retirement 2050	—	—	800,347	—	—	—	—	—	800,347	0.00%
JPMorgan S&P 500 Index	—	—	—		—	—	—	—	32,466,044	2.87%
The Timken Company - JPM Bond Fund	—	—	—	8,055,932	34,150,439	68,750,278	24,012,101	—	134,968,750	0.14%
JPMorgan Equity Index	—	—	—	140,491,194	—	—	—	—	140,491,194	0.00%
Nuveen Winslow Large-Cap Growth	—	—	—	63,736,701	—	—	—	—	63,736,701	0.05%
SSgA Russell 200-A Index	—	—	—	48,444,488	—	—	—	—	48,444,488	0.08%
	$1,576,982	$319,117,974	$346,304,923	$293,194,359	$34,150,439	$68,750,278	$24,012,101	$—	$1,087,107,056

JPMorgan Stable Value Fund:
JPMorgan Liquidity Fund	—	—	—	32,235,856	—	—	—	—	32,235,856
JPMorgan Intermediate Bond Fund	—	—	—	155,036,381	—	—	—	—	155,036,381
JPMorgan Mortgage Private Placement Fund	—	—	—	8,682,881	—	—	—	—	8,682,881
Wrapper Value	—	—	—	—	—	—	—	48,420	48,420
Adjustment from fair value to contract value	—	—	—	(3,346,510)	—	—	—	—	(3,346,510)
	$—	$—	$—	$192,608,608	$—	$—	$—	$48,420	$192,657,028	0.13%

Net Assets of Master Trust	$1,576,982	$319,117,974	$346,304,923	$485,802,967	$34,150,439	$68,750,278	$24,012,101	$48,420	$1,279,764,084	0.15%

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

Investment gain for the Master Trust is as follows:

Year Ended
December 31, 2013
Net appreciation (depreciation) in fair value of investments
Company Stock	$50,558,388
Registered Investment Companies	67,374,435
Common Collective Funds	97,044,046
Government and Agency Securities	(1,452,287)
Mortgage and Asset Backed Securities	(120,969)
Corporate Bonds	(470,409)
$212,933,204
Net appreciation in investment contracts	3,017,381
Interest and dividends	19,025,947
Total Master Fund	$234,976,532

4. Fair Value

The fair value framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

The following tables present the fair value hierarchy for those investment of the Master Trust measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	Assets at Fair Value as of
	December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$2,272,411	$—	$2,272,411	$—
Company Stock:
The Timken Company Common Stock	311,718,611	311,718,611	—	—
Registered Investment Companies:
Morgan Stanley Small Company Growth	26,341,600	26,341,600	—	—
American Funds EuroPacific Growth	122,203,443	122,203,443	—	—
American Funds Washington Mutual Investors	37,090,782	37,090,782	—	—
American Beacon Small Cap Value	32,171,620	32,171,620	—	—
Vanguard Target Retirement Income	25,366,044	25,366,044	—	—
Vanguard Target Retirement 2015	74,178,696	74,178,696	—	—
Vanguard Target Retirement 2020	14,424,622	14,424,622	—	—
Vanguard Target Retirement 2025	49,463,045	49,463,045	—	—
Vanguard Target Retirement 2030	6,253,997	6,253,997	—	—
Vanguard Target Retirement 2035	42,757,483	42,757,483	—	—
Vanguard Target Retirement 2040	2,596,672	2,596,672	—	—
Vanguard Target Retirement 2045	20,055,670	20,055,670	—	—
Vanguard Target Retirement 2050	2,152,852	2,152,852	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	40,380,646	—	40,380,646	—
SSgA Russel 2000-A Index	69,365,489	—	69,365,489	—
JPMorgan Equity Index	180,551,056	—	180,551,056	—
Nuveen Windslow Large-Cap Growth	80,486,000	—	80,486,000	—
The TImken Company-JPM Bond Fund:
Common Collective Fund:
JPMorgan Liquidity Fund	7,415,239	—	7,415,239	—
Government and Agency Securities	24,596,335	—	24,596,335	—
Mortgage and Asset Backed Securities	66,456,847	—	66,456,847	—
Corporate Bonds	18,282,643	—	18,282,643	—
JPMorgan Stable Value Fund:
Common Collective Funds:
JPMorgan Liquidity Fund	5,763,603	—	5,763,603	—
JPMorgan Intermediate Bond Fund	184,514,113	—	184,514,113	—
Wrapper Value	45,074	—	—	45,074
Total assets	$1,446,904,593	$766,775,137	$680,084,382	$45,074

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

	Assets at Fair Value as of
	December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$1,576,982	$—	$1,576,982	$—
Company Stock:
The Timken Company Common Stock	319,117,974	319,117,974	—	—
Registered Investment Companies:
Morgan Stanley Small Company Growth	14,814,070	14,814,070	—	—
American Funds EuroPacific Growth	89,314,155	89,314,155	—	—
American Funds Washington Mutual Investors	22,783,272	22,783,272	—	—
American Beacon Small Cap Value	22,868,397	22,868,397	—	—
Vanguard Target Retirement Income	23,368,634	23,368,634	—	—
Vanguard Target Retirement 2015	70,820,300	70,820,300	—	—
Vanguard Target Retirement 2020	6,806,720	6,806,720	—	—
Vanguard Target Retirement 2025	38,937,796	38,937,796	—	—
Vanguard Target Retirement 2030	2,645,284	2,645,284	—	—
Vanguard Target Retirement 2035	35,355,304	35,355,304	—	—
Vanguard Target Retirement 2040	1,665,490	1,665,490	—	—
Vanguard Target Retirement 2045	16,125,154	16,125,154	—	—
Vanguard Target Retirement 2050	800,347	800,347	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	32,466,044	—	32,466,044	—
SSgA Russel 2000-A Index	48,444,488	—	48,444,488	—
JPMorgan Equity Index	140,491,194	—	140,491,194	—
Nuveen Windslow Large-Cap Growth	63,736,701	—	63,736,701	—
The TImken Company-JPM Bond Fund:
Common Collective Fund:
JPMorgan Liquidity Fund	8,055,932	—	8,055,932	—
Government and Agency Securities	34,150,439	—	34,150,439	—
Mortgage and Asset Backed Securities	68,750,278	—	68,750,278	—
Corporate Bonds	24,012,101	—	24,012,101	—
JPMorgan Stable Value Fund:
Common Collective Funds:
JPMorgan Liquidity Fund	32,235,856	—	32,235,856	—
JPMorgan Intermediate Bond Fund	155,036,381	—	155,036,381	—
JPMorgan Mortgage Private Placement Fund	8,682,881	—	8,682,881	—
Wrapper Value	48,420	—	—	48,420
Total assets	$1,283,110,594	$665,422,897	$617,639,277	$48,420

The investment strategy for American Funds Washington Mutual Investors is to invest in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

The Timken Company Common Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The JP Morgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

The Timken Company – JPM Bond Fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value for The Timken Company – JPM Bond Fund is based on the value of the underlying assets. The JP Morgan Liquidity Fund is valued using the net asset value per share. The Government and Agency Securities are valued at the closing price on the date of the last transaction. Mortgage and Asset Backed Securities are valued based on quoted prices for similar assets in active markets. Corporate Bonds are valued at the closing price on the date of the last transaction.

The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

The Nuveen Winslow Large-Cap Growth Fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share on the active market on which the individual securities are traded.

The Stable Value Fund is invested in the JPMorgan Liquidity, JPMorgan Intermediate Bond, and JPMorgan Private Placement Common Collective Funds. The fair value of the investment in these funds has been estimated using the net asset value per share. The JPMorgan Liquidity Fund invests in a diversified portfolio of fixed and floating rate short-term money market instruments and U.S. Treasury securities. The JPMorgan Mortgage Private Placement invests primarily in privately placed fixed rate and floating rate mortgages and leasebacks secured by apartment complexes and single family homes, as well as commercial properties, such as office buildings, shopping centers, retail stores and warehouses. The JPMorgan Intermediate Bond Fund is designed as a fixed income portfolio strategy for stable value funds and other conservative fixed income investors.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

The following tables present a summary of changes in the fair value of the Master Trust’s Level 3 assets as of December 31, 2013 and December 31, 2012, respectively:

		Wrapper Value	Total
Balance,	January 1, 2013	$48,420	$48,420
Unrealized losses		(3,346)	(3,346)
Balance,	December 31, 2013	$45,074	$45,074

		Wrapper Value	Total
Balance,	January 1, 2012	$25,677	$25,677
Unrealized gains		22,743	22,743
Balance,	December 31, 2012	$48,420	$48,420

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Synthetic guaranteed investment contract wrapper	$45,074	Replacement Cost	Swap Yield Rate	0.81%	0.81%
			Duration	3.05
			Payout Date	N/A
			Payout Percentage	N/A

The following tables summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2013 and 2012, respectively:

December 31, 2013	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$40,380,646	Not applicable	Daily	Trade Day
The Timken Company - JPM Bond Fund	$116,751,064	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$69,365,489	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$180,551,056	Not applicable	Daily	Trade Day + 1 day
Nuveen Windslow Large Cap Growth	$80,486,000	Not applicable	Daily	Trade Day
JPMorgan Liquidity	$5,763,603	Not applicable	Daily	Trade Day
JPMorgan Intermediate Bond	$184,514,113	Not applicable	Daily	Trade Day

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

December 31, 2012	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$32,466,044	Not applicable	Daily	Trade Day
The Timken Company - JPM Bond Fund	$134,968,750	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$48,444,488	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$140,491,194	Not applicable	Daily	Trade Day + 1 day
Nuveen Windslow Large Cap Growth	$63,736,701	Not applicable	Daily	Trade Day
JPMorgan Liquidity	$32,235,856	Not applicable	Daily	Trade Day
JPMorgan Intermediate Bond	$155,036,381	Not applicable	Daily	Trade Day
JP Morgan Mortgage Private Placement Fund	$8,682,881	Not applicable	Daily	Trade Day + 1 day

5. Investment Contracts
The Master Trust invests in synthetic guaranteed investment contracts (SGICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants. The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments.

	December 31,
Average Yields for SGICs	2013	2012
Based on actual earnings	1.0%	1.0%
Base on interest rate credited to participants	2.0%	2.0%

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2013	December 31, 2012
Net assets available for Benefits per the financial statements	$1,684,040	$1,906,554
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	57	4,479
Net assets available for benefits per the Form 5500	$1,684,097	$1,911,033
The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2013:

December 31, 2013
Total additions per the financial statements	$360,151
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	(4,479)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	57
Total income per the Form 5500	$355,729

7. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

8. Income Tax Status
The Plan has received a determination letter from the IRS dated February 19, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2013:

Dollars
Purchased	$32,600,902
Issued to participants for payment of benefits	$2,579,161
Purchases and benefits paid to participants include Timken common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)

10. Spinoff of Steel Business

On September 5, 2013, the Company announced that its board of directors had approved a plan to pursue a separation of its steel business from its bearings and power transmission business through a spinoff, creating a new independent publicly traded steel company, TimkenSteel Corporation. The transaction is expected to be tax-free to shareholders and is expected to be completed by June 30, 2014, subject to certain conditions including, among others, approval of the Company's board of directors, declaration of the effectiveness of the registration statement on Form 10 and receipt of an opinion of our tax counsel regarding the tax free nature of the spinoff. In connection with the spinoff, participant accounts for employees and retirees of the steel business will be transferred into a newly created Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLUNTARY INVESTMENT PROGRAM FOR HOURLY EMPLOYEES OF LATROBE STEEL COMPANY

Date:	June 30, 2014	By:	/s/ J. Ted Mihaila
J. Ted Mihaila
Senior Vice President and Controller